SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934


Railamerica Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


750753105
(CUSIP Number)


May 22, 2000
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]Rule 13d-1(b)
[ x ]Rule 13d-1(c)
[   ]Rule 13d-1(d)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.   750753105     13G


1.    NAME OF REPORTING PERSON
                              LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                              522060316
----------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                             (b)
----------------------------------------------------------------------
3.    SEC USE ONLY

----------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Delaware
----------------------------------------------------------------------
                       :5.  SOLE VOTING POWER
NUMBER OF              :    2,679,162
SHARES                 :----------------------------------------------
BENEFICIALLY           :6.  SHARED VOTING POWER
OWNED                  :    -0-
BY EACH                :----------------------------------------------
REPORTING PERSON       :7.  SOLE DISPOSITIVE POWER
WITH                   :    2,679,162
                       :----------------------------------------------
                       :8.  SHARED DISPOSITIVE POWER
                       :    -0-
--------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,679,162
----------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*

----------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       14.5%
----------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON*

       CO
----------------------------------------------------------------------

Item 1(a).  Name of Issuer:
            Railamerica Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            5300 Broken Sound Blvd., NW
            Boca Raton, FL  33487

Item 2(a).  Name of Persons Filing:
            Lockheed Martin Investment Management Company


CUSIP No.   750753105     13G

Item 2(b).  Address of Principal Business Office or, if none,
            Residence:
            Lockheed Martin Investment Management Company
            6705 Rockledge Drive, Suite 550
            Bethesda, Maryland 20817-1814

Item 2(c).  Citizenship:
            Delaware

Item 2(d).  Title and Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number
            750753105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
         (a)[ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).
         (b)[  ] Bank as defined in section 3(a)(6) of the Act
                 (15 U.S.C. 78c).
         (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
         (d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e)[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
         (f)[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
         (g)[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
         (h)[ ] A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
         (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
         (j)[  ] A group, in accordance with Section
                 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership:
         (a)  Amount beneficially owned:  2,679,162
         (b)  Percent of class: 14.5%
         (c)(i)  Sole power to vote or to direct the vote: 2,679,162
         (c)(ii) Shared power to vote or to direct the vote:  0
         (c)(iii)Sole power to dispose or to direct the disposition of: 2,679,162
         (c)(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class:
         Not applicable.


CUSIP No.   750753105     13G

Item 6.  Ownership of More Than Five Percent on Behalf of Another
         Person:

         Lockheed Martin Corporation Master Retirement Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person in an amount exceeding 5%.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
         Company:
         Not applicable.

Item 8.  Identification and Classification of Members of the Group:
         Not applicable

Item 9.  Notice of Dissolution of Group:
         The shares of Common Stock beneficially owned by the Reporting Person were previously considered to be beneficially owned by a group. The Reporting Person's inclusion in the group was terminated on May 22, 2000. All further filings with respect to transactions in the Common Stock will be filed, if required, by the Reporting Person, in its individual capacity.

Item 10.  Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY


By: /s/ Jeffrey A. Sharpe
     Vice President and General Counsel
     Dated June 9, 2000